[Alpine Letterhead]

February 27, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Alpine Innovators Fund, a series of Alpine Series Trust
File Nos. 333-75786 and 811-10405
Post-Effective Amendment No. 37

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpine Series Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A, relating to the Alpine Innovators Fund (the “Fund”), a series of the Registrant, so that it will become effective on Friday, February 28, 2014 to coincide with the effectiveness date and deadline for the Fund’s annual registration statement update.  Quasar Distributors, LLC, the Funds’ distributor, joins in the request of the Registrant for acceleration.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124 or Neesa Sood of Willkie Farr & Gallagher LLP at (202) 303-1232.

Sincerely,

Alpine Series Trust

By:	/s/ Ronald G. Palmer, Jr.
	Name:	Ronald G. Palmer, Jr.
	Title:	Chief Financial Officer

Quasar Distributors, LLC

By:	/s/ James R. Schoenike
	Name:	James R. Schoenike
	Title:	President